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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997



                             CONTENTS

                                                            Page

Summary of Billings                                           1


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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997

                                                July 1997                  August 1997                  September 1997
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  142,563   $1.95      $277   199,298    $2.75      $549   201,421    $2.84       $573

    Amos Plant . . . . . . . . . . . .  122,960   $1.05       130    80,425    $1.03        83   101,006    $1.02        103

      Total. . . . . . . . . . . . . .  265,523              $407   279,723               $632   302,427                $676

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  222,200   $1.67      $371   283,537    $1.71      $484   184,149    $1.73       $319

    Kanawha River Plant. . . . . . . .   38,649   $ .57        22    55,696    $ .59        33    59,099    $ .55         32

      Total. . . . . . . . . . . . . .  260,849              $393   339,233               $517   243,248                $351

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  161,517   $2.53      $409   140,977    $2.63      $371   233,704    $2.64       $616

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  763,288   $1.81    $1,382   793,332    $1.81    $1,436   453,709    $1.81       $821

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   51,276   $ .80      $ 41    47,549    $ .84      $ 40    64,808    $ .77       $ 50

    Gavin Plant. . . . . . . . . . . .     -      $ -          -       -       $ -          -        889    $ .60          1

    Muskingum River Plant. . . . . . .    9,876   $1.41        14     9,286    $1.41        13      -       $ -           -

      Total. . . . . . . . . . . . . .   61,152              $ 55    56,835               $ 53    65,697                $ 51

  Repairs Billed to Affiliated Companies                                                   $44                           $72

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .  115,539   $2.39      $276   107,307    $1.70      $182   140,167    $1.96       $552

  Other Coal . . . . . . . . . . . . .  105,599   $2.19      $232   101,420    $2.16      $218   132,964    $3.55       $291

  Other. . . . . . . . . . . . . . . .  188,140              $179   269,231               $277   236,540                $253
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